Exhibit 9(iii) under Form N-1A
                                              Exhibit 10 under Item 601/Reg. S-K

                                 AMENDMENT NO. 2
                        ADMINISTRATIVE SERVICES AGREEMENT
                                     BETWEEN
                             SOUTHTRUST VULCAN FUNDS
                                       AND
                        FEDERATED ADMINISTRATIVE SERVICES

      This Amendment No. 2 to the Administrative Services Agreement is made and entered into as of May 1, 1998 by and between SouthTrust Vulcan Funds, a Massachusetts business trust (the "Trust") and Federated Administrative Services, a Delaware business trust ("FAS").

      WHEREAS, the Trust and FAS entered into an Administrative Services Agreement dated April 2, 1993, and was amended by Amendment No. 1 on February 9, 1995 (as amended, referred to herein as the "Agreement");

     WHEREAS, the Trust and FAS desire to amend the Agreement in certain respects;

      NOW THEREFORE, the parties intending to be legally bound agree as follows:

1. Section 4 of the Agreement is amended by deleting the last paragraph thereunder in its entirety, and inserting in lieu thereof the following:

            However, in no event shall the administrative fee received during any year of this contract be less than, or be paid at a rate less than would aggregate, $50,000 per portfolio of the Trust. In addition, the foregoing minimum annual fees per portfolio will be increased by $50,000 for each additional class of shares added to any existing or new portfolio.

2. Subsection 6(a) of the Agreement is amended by deleting it in its entirety and inserting in lieu thereof the following:

      "6.   Duration and Termination.

            (a) This Agreement shall be effective on the date hereof and shall continue through April 2, 2003 ("Termination Date")."



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3. Section 6 of the Agreement is amended by inserting the following as new subsection 6(e):

            "(e) In the event of the termination of this Agreement prior to the Termination Date (other than termination under subsection (c) hereof), the Trust shall make a one-time cash payment, as liquidated damages, to FAS equal to the balance due FAS until the Termination Date, within 60 days of the date of such early termination. For purposes of determining the amounts due hereunder, such cash payment shall be calculated by multiplying (x) the aggregate assets of the Trust as of the date of such early termination or the date of this Agreement, whichever is greater, by (y) the fees as set forth in
            Section 4 of this Agreement."

4. The Trust and FAS hereby ratify and confirm all the terms, conditions and provisions of the Administrative Services Agreement, as herein amended, as remaining in full force and effect.

      WITNESS the above due execution hereof as of the day and year first written above.

FEDERATED ADMINSTRATIVE SERVICES          SOUTHTRUST VULCAN FUNDS



By:  /s/ Victor R. Siclari                By:  /s/ Beth S. Broderick
                    Vice President                        Vice President